Pernod Ricard

Framingham Winery Sale Sealed

6 April, 2004 **-** New Zealand regulatory authorities have approved the sale of Framingham Wine Company Limited to Australia's largest wine and spirits company, Orlando Wyndham.

In principle agreement for the sale was announced on February 10 this year, however, approval was needed from the New Zealand Overseas Investment Commission. The Commission advised the parties of its approval on April 2, 2004.

Orlando Wyndham is a subsidiary of international wine and spirits group, Pernod Ricard. Its key wine brands include Jacob's Creek and Wyndham Estate. It is the first overseas acquisition by Orlando Wyndham, which has sales offices in the north and south islands of New Zealand.

Established in 1991, Framingham produces the premium Marlborough wine brands Framingham and Tylers Stream.

The company operates a modern winery and cellar-door sales facility near Renwick in the heart of Marlborough's Wairau Valley. Annual production is around 30,000 nine-liter cases. Premium grapes are sourced from its own vineyards and a select number of contract growers in the Marlborough district.

Chairman of Framingham, Rex Brooke-Taylor, will continue as a grape grower and Director of the company. At the time the sale was announced Mr. Brooke-Taylor said he was very pleased to see the company joining Orlando Wyndham's portfolio of premium brands and was looking forward to remaining involved in the next phase of Framingham's development on the international stage.

The Chairman and Chief Executive Officer of Orlando Wyndham, Laurent Lacassagne, who signed final agreements at the Framingham Winery today, said he was very pleased that the sale process had been completed.

"Now we can begin working with the local management of Framingham to develop its potential locally and overseas," Mr Lacassagne said.

"Framingham is a well-established premium wine business that will complement our present range of wines. We will be looking at ways of increasing the brand's exposure in overseas markets through the Pernod Ricard network."

Mr Lacassagne said distribution of the Framingham brand had been integrated into the Orlando Wyndham domestic and international network. He said that the acquisition had been received very positively within Orlando Wyndham.

Contacts Pernod Ricard:

Francisco de la VEGA/ Communications VP	Tel.: (33 1) 41 00 40 96
Patrick de BORREDON/ Investor Relations VP	Tel.: (33 1) 41 00 41 71
Florence TARON/ Press Relations Manager	Tel.: (33 1) 41 00 40 88
Barbara M. Burns/New York	Tel: (212) 486 1140

Contact Orlando Wyndham Group

Tim SAUER/ Communication and Corporate Public Relations Director	Tel.: (61 408) 890 143

For more information about Pernod Ricard, please visit our website: <u>www.pernod-ricard.com</u>